                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 34)*



                         AMERICAN REALTY TRUST, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 029-177-409
                     -----------------------------------
                                (CUSIP Number)

Robert A. Waldman
10670 North Central Expressway, Suite 600,
Dallas, Texas 75231
(214) 692-4758
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                June 19, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                      PAGE 2 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Basic Capital Management, Inc.
      75-2261065
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     5,245,360
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     5,245,360
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      5,245,360
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      43.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                      PAGE 3 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      National Operating, L.P.
      75-2163170
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     195,732
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     195,732
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      195,732
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      1.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                      PAGE 4 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gene E. Phillips Children's Trust
      13-6599759
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     98,332
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     98,332
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      98,332
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      .8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      OO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                      PAGE 5 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Continental Mortgage and Equity Trust
      94-2738844
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      California
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     818,088
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     818,088
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      818,088
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      OO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                          AMERICAN REALTY TRUST, INC.
                             CUSIP NO. 029-177-409

ITEM 1. SECURITY AND ISSUER

     Item 1 is hereby amended to read as follows:

     This amendment relates to the Common Shares, $0.01 par value (the "Shares"), of American Realty Trust, Inc., a Georgia corporation (the "Company"), and amends the statement on Schedule 13D filed on October 17, 1996. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended to read as follows:

     This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), Continental Mortgage and Equity Trust ("CMET"), National Operating, L.P. ("NOLP"), and Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

     BCM, CMET, NOLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of BCM are also executive officers of CMET. Gene E. Phillips is a general partner of Syntek Asset Management, L. P. ("SAMLP"), which is the general partner of NOLP.

     (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. It's principal place of business and principal office is located at 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                               Position(s) with BCM
----                               --------------------
Randall M. Paulson                 President

Thomas A. Holland                  Executive Vice President and
                                     Chief Financial Officer

Clifford C. Towns, Jr.             Executive Vice President - Finance

Karl L. Blaha                      Executive Vice President -
                                     Commercial Asset Management

Mark W. Branigan                   Executive Vice President

Name                               Position(s) with BCM
----                               --------------------
Bruce A. Endendyk                  Executive Vice President

A. Cal Rossi, Jr.                  Executive Vice President

Cooper B. Stuart                   Executive Vice President

Dan S. Allred                      Senior Vice President -
                                     Land Development

Robert A. Waldman                  Senior Vice President,
                                     General Counsel and Secretary

Drew D. Potera                     Vice President, Treasurer
                                     and Securities Manager

Mickey Ned Phillips                Director

Ryan T. Phillips                   Director

     Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Commercial Asset Management of BCM. Mr. Blaha is a citizen of the United States of America.

     Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

     Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

     Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

     Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. M. Ned Phillips' present principal occupation is owner of Phillips Remodeling Co. Mickey Ned Phillips is a citizen of the United States of America.

     Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

     (II) NOLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of NOLP is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     NOLP has no officers or directors. The general partner of NOLP is SAMLP. The general partners of SAMLP are Syntek Asset Management, Inc. and Mr. Phillips who, through his position as a general partner of SAMLP, is a controlling person of NOLP.

     Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is Chief Executive Officer of Syntek West, Inc. Mr. Phillips is a citizen of the United States of America.

     (III) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. As of April 30, 1997, the Company owned 40.6% of CMET's outstanding securities. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and trustee of CMET:

Name                               Position(s) with CMET
----                               --------------------
Randall M. Paulson                 President

Thomas A. Holland                  Executive Vice President, Chief
                                     Financial Officer and Secretary

Karl L. Blaha                      Executive Vice President -
                                     Commercial Asset Management

Mark W. Branigan                   Executive Vice President

Bruce A. Endendyk                  Executive Vice President

Robert A. Waldman                  Senior Vice President
                                     and General Counsel

Drew D. Potera                     Vice President and Treasurer

Ted P. Stokely                     Trustee

Edward L. Tixier                   Trustee

Martin L. White                    Trustee

Edward G. Zampa                    Trustee

     Information with respect to Messrs. Paulson, Holland, Blaha, Branigan, Endendyk, Waldman and Potera is disclosed in (I) above.

     Mr. Stokely's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing Assistance Foundation, Inc. Mr. Stokely is a citizen of the United States of America.

     Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. Martin is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. Martin is a citizen of the United States of America.

     Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

     Mr. Tixier's business address is 110 Longhorn Lane, Dripping Springs, Texas. Mr. Tixier's present principal occupation is President of Tixier, Inc. Mr. Tixier is a citizen of the United States of America.

     (IV) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Mr. Phillips. The trustee of the GET Trust is Mr. Phillips' brother, Donald W. Phillips. Information with respect to Mr. Phillips is disclosed in (II) above.

     Donald W. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

     During the last five (5) years, (i) none of the persons enumerated in (I) through (IV) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), 5(b) and 5(c) are hereby amended to read as follows:

     (A) SHARE OWNERSHIP

     The following tables show the Shares owned directly and beneficially by the persons named in Item 2 hereof on the date of this statement:

                             Shares Owned Directly
                             ---------------------

                                             Number of    Percent of
Name                                           Shares      Class (1)
----                                         ---------    ----------
BCM                                          5,245,360       43.0%
CMET                                           818,088        6.7%
NOLP                                           195,732        1.6%
GET Trust                                       98,332        0.8%

               TOTAL                         6,192,812       50.8%

                           Shares Owned Beneficially
                           -------------------------

                                             Number of    Percent of
Name                                           Shares      Class (1)
----                                         ---------    ----------
BCM                                          5,245,360       43.0%
CMET                                           818,088        6.7%
NOLP                                           195,732        1.6%
GET Trust                                       98,332        0.8%
Ryan T. Phillips (2)(3)                      5,343,692       43.8%
M. Ned Phillips (2)                          5,245,360       43.0%
Phillips (4)                                    98,332         .8%

Total shares beneficially
  owned by Reporting Persons                 6,192,812       50.8%

---------------

(1) Percentage calculations are based upon 12,194,644 Shares outstanding at April 30, 1997. Total and addends may not match due to rounding.

(2) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(3) May be deemed to be the beneficial owner of Shares held directly by the GET Trust by virtue of the relationship to GET Trust described in Item 2.

(4) May be deemed to be the beneficial owner of Shares held directly by NOLP by virtue of the relationship to NOLP described in Item 2.

     (B) VOTING AND DISPOSITIVE POWER

     The Trustee of GET Trust has complete voting and dispositive power over the 98,332 Shares held by the GET Trust. Each of the Trustees of CMET share voting and dispositive power over the 818,088 Shares held by CMET. Each of the Directors of BCM exercise voting and dispositive power over the 5,245,360 Shares held by BCM.

     (C) TRANSACTIONS IN SECURITIES

     The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

Reporting                  Number of     Price        Type of
Person       Date            Shares    Per Share    Transaction
---------  --------        ---------   ---------    -----------
BCM        04/17/97           1,900     $12.500     Open Market
BCM        04/23/97           2,100     $12.500     Open Market
BCM        04/25/97           1,100     $12.500     Open Market
BCM        04/28/97             900     $12.500     Open Market
BCM        04/28/97           1,000     $12.500     Open Market
BCM        04/28/97           1,000     $12.500     Open Market
BCM        04/28/97           1,000     $12.500     Open Market
BCM        04/29/97             700     $12.500     Open Market
BCM        04/30/97             300     $12.500     Open Market
BCM        04/30/97           2,000     $12.500     Open Market
BCM        05/01/97             600     $12.500     Open Market
BCM        05/02/97           5,500     $12.500     Open Market
BCM        05/02/97           1,000     $12.500     Open Market
BCM        05/05/97           1,000     $12.500     Open Market
BCM        05/05/97          10,000     $12.500     Open Market
BCM        05/07/97           1,000     $12.375     Open Market
BCM        05/08/97             500     $12.000     Open Market
BCM        05/08/97           5,000     $11.750     Open Market
BCM        05/08/97           9,000     $12.000     Open Market
BCM        05/08/97             500     $11.875     Open Market
BCM        05/08/97           8,000     $12.000     Open Market
BCM        05/09/97           4,500     $11.750     Open Market
BCM        05/12/97           6,500     $11.750     Open Market
BCM        05/12/97           3,700     $11.750     Open Market
BCM        05/13/97           4,800     $11.750     Open Market
BCM        05/13/97             300     $11.750     Open Market

Reporting                  Number of     Price        Type of
Person       Date            Shares    Per Share    Transaction
---------  --------        ---------   ---------    -----------
BCM        05/14/97             400     $11.750     Open Market
BCM        05/15/97           3,800     $11.750     Open Market
BCM        05/15/97           4,000     $11.750     Open Market
BCM        05/16/97             800     $11.750     Open Market
BCM        05/19/97             200     $11.750     Open Market
BCM        05/20/97           4,000     $11.750     Open Market
BCM        05/20/97           5,500     $11.750     Open Market
BCM        05/20/97           5,000     $11.750     Open Market
BCM        05/20/97           8,000     $11.750     Open Market
BCM        05/21/97             900     $11.750     Open Market
BCM        05/22/97           2,600     $11.750     Open Market
BCM        05/27/97             500     $11.875     Open Market
BCM        05/28/97           1,300     $11.750     Open Market
BCM        05/29/97             200     $11.750     Open Market
BCM        05/30/97           1,300     $11.750     Open Market
BCM        06/02/97           2,000     $11.750     Open Market
BCM        06/02/97           1,700     $11.750     Open Market
BCM        06/02/97             700     $11.750     Open Market
BCM        06/03/97           1,300     $11.750     Open Market
BCM        06/04/97             900     $11.750     Open Market
BCM        06/05/97             600     $11.750     Open Market
BCM        06/06/97             100     $11.750     Open Market
BCM        06/11/97           1,400     $11.750     Open Market
BCM        06/11/97           7,100     $11.750     Open Market
BCM        06/18/97           1,900     $11.750     Open Market
BCM        06/19/97             200     $11.750     Open Market


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended to read as follows:

     BCM has pledged 97,000 shares to Advest, Inc., pledged 4,000 shares to Allied Research, pledged 100,000 shares to American Express Financial, pledged 79,000 shares to Baker & Co., pledged 30,500 shares to BA Investment Services, pledged 99,000 shares to Interfirst Capital Corporation, pledged 486,120 shares to Bear Stearns, pledged 91,144 shares to Brown & Company, pledged 38,500 shares to Christensen Burke, pledged 56,000 shares to Chatfield Dean, pledged 84,000 shares to CJ Lawrence, pledged 94,000 shares to Cowen & Co., pledged 30,100 shares to Cutter & Co., pledged 344,800 shares to Dean Witter, pledged 165,000 shares to Fleet Brokerage Services, pledged 89,000 shares to Global Strategies, pledged 96,000 shares to Hambrecht & Quist, pledged 500 shares to Hampshire Securities, pledged 9,200 shares to J.C. Bradford & Co., pledged 85,800 shares to Legg Mason (TX), pledged 25,500 shares to May Financial, pledged 116,000 shares to McDonald & Company, pledged 211,400 shares to Morgan Keegan, pledged 104,400 shares to Olde, pledged 101,000 shares to Oppenheimer
(NY), pledged 240,400 shares to Oppenheimer (TX), pledged 76,220 shares to Paine Webber (WA), pledged 192,000 shares to The Principal, pledged 344,400 shares to Rauscher Pierce, pledged 76,400 shares to Raymond James, pledged 89,052 shares to Regions Investment, pledged 108,800 shares to Signet, pledged 54,400 shares to Southland Securities, pledged 120,800 shares to T.F. White, pledged 94,000 shares to Wachovia and pledged 121,124 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.



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


     BCM has also pledged 465,000 shares to United Pacific and pledged 177,000 shares to Foothill Capital pursuant to loan agreements with such lenders.

     NOLP has pledged 195,732 shares to Lehman (NY) in a stock margin account maintained by it with such broker.

     CMET has pledged 165,364 shares to Dean Witter, pledged 30,800 shares to Jeffries & Co., pledged 162,800 shares to JW Charles and pledged 459,124 shares to Neuberger & Berman in stock margin accounts maintained by it with such brokers.

     GEP Trust has pledged 98,332 shares to Dean Witter (NY) in a stock margin account maintained by it with such broker.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: July 23, 1997.
                                         BASIC CAPITAL MANAGEMENT, INC.


                                     By:    /s/ Drew D. Potera
                                         --------------------------------------
                                         Drew D. Potera, Vice President


                                         NATIONAL OPERATING, L.P.

                                     By: Syntek Asset Management, L.P.
                                         General Partner
                                     By: Syntek Asset Management, Inc.
                                         Managing General Partner


                                     By:     /s/ Randall M. Paulson
                                         --------------------------------------
                                         Randall M. Paulson, President


                                         GENE E. PHILLIPS CHILDREN'S TRUST


                                            /s/ Donald W. Phillips
                                         --------------------------------------
                                         Donald W. Phillips, Trustee


                                         CONTINENTAL MORTGAGE AND EQUITY TRUST



                                     By:    /s/ Randall M. Paulson
                                         --------------------------------------
                                         Randall M. Paulson, President



                                       13